Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

THE ENTRUSTED INVESTMENT AND MANAGEMENT AGREEMENT FOR

ALTERNATIVE INVESTMENTS WITH INSURANCE FUNDS

Reference is made to the announcements of the Company dated 23 March 2017 and 31 May 2017 and the circular of the Company dated 12 April 2017 in relation to the Existing Agreement entered into between the Company and CLI. The Existing Agreement will expire on 31 December 2018.

The Board announces that the Company proposes to enter into the New Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include equity, real estate, related financial products and quasi-securitization financial products. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In relation to the investment and management services provided by CLI to the Company, given that the applicable percentage ratios in respect of the annual caps for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are more than 0.1% but less than 5%, the transaction concerning the provision of the investment and management services by CLI to the Company is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. In relation to the subscription by the Company of the related financial products issued by CLI, given that the applicable percentage ratios in respect of the annual caps for the subscription amount payable by the Company to CLI are more than 5%, the transaction concerning the subscription by the Company of the related financial products issued by CLI is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

The Company will seek approval from the Independent Shareholders in respect of the Transactions at the forthcoming annual general meeting. A circular containing, among other things, the details of the New Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 18 May 2018.

In view of CLI’s interests in the Transactions, CLIC and its associates will abstain from voting at the annual general meeting to approve the Transactions.

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

BACKGROUND

Reference is made to the announcements of the Company dated 23 March 2017 and 31 May 2017 and the circular of the Company dated 12 April 2017 in relation to the Existing Agreement entered into between the Company and CLI. The Existing Agreement will expire on 31 December 2018.

The Board announces that the Company proposes to enter into the New Agreement with CLI, whereby CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. The entrusted assets include equity, real estate, related financial products and quasi-securitization financial products. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

•	The Company

•	CLI

Provision of investment and management services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The entrusted assets under the New Agreement include equity, real estate, related financial products and quasi-securitization financial products. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company, including, but not limited to, any matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, daily management of capital accounts, regulatory filing of investment projects, closing of investment projects, subsequent management of investment projects (including the management of real estate operation) and exit from investment projects, etc.

The Company agrees that CLI may designate its subsidiaries to provide specific investment and management services. In particular, CLI may authorize its subsidiaries to provide the management services for real estate operation, including property leasing, property promotion plan and its implementation, tenant services, project management, daily operation and property management and supervision, financial management and files management, etc.

The Company will conduct an examination and evaluation every year with respect to the investment of entrusted assets and the investment and management services provided by CLI in accordance with the New Agreement, investment guidelines and the relevant measures for the performance appraisal of investments.

Service fees

In consideration of the investment and management services provided by CLI to the Company under the New Agreement, the Company will pay fees to CLI for fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, the Company shall pay CLI the investment management service fee. With respect to the non-fixed return projects, the Company shall pay CLI the investment management service fee during the term of the New Agreement, and shall pay CLI the performance-based bonus at the time of exit from the projects with reference to the internal rate of return of the projects. In addition, the Company will make adjustments to the investment management service fee for fixed return projects and non-fixed return projects based on the result of its annual business evaluation on CLI, and such adjusted amount is referred to as floating management fee. In consideration of the management services for real estate operation provided by CLI (or its subsidiaries), the Company will pay CLI the real estate operation management service fee.

Investment management service fee

The investment management service fee shall be calculated separately for the projects invested prior to the execution of the New Agreement and those newly invested during the term of the New Agreement. With respect to the projects invested prior to the execution of the New Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets invested (calculated on a daily weighted average basis) by the applicable management fee rate then in force when the investment was made. With respect to the projects newly invested during the term of the New Agreement, the investment management service fee shall be calculated by multiplying the total amount of assets newly invested (calculated on a daily weighted average basis) by the applicable management fee rate stipulated in the New Agreement and the investment guidelines.

Pursuant to the New Agreement, the management fee rate for newly invested fixed return projects, which is determined based on the investment return rate of the projects, ranges from 0.05% to 0.6%. The ranges of the investment return rate and their respective corresponding management fee rate for fixed return projects newly invested during the term of the New Agreement are set out in the investment guidelines provided by the Company to CLI. The management fee rates for newly invested non-fixed return projects are as follows: (i) 0.05% for the indirect fund investment projects which are actively managed by CLI’s subsidiaries in the capacity of the fund manager; and (ii) 0.3% for all other newly invested non-fixed return projects.

The management fee rate for special projects and special type of investments shall be determined by the parties through consultation. Special projects refer to the projects entitled to tax exemption and reduction of the government, as well as the strategic investment projects carried out by the Company due to its business or development needs.

Floating management fee

The Company will make adjustments to the investment management service fee for fixed return projects and non-fixed return projects based on the result of its annual business evaluation on CLI. Such adjusted amount (i.e. the amount of floating management fee) shall range from -10% to +15% of the investment management service fee. The mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

Performance-based bonus

The performance-based bonus for non-fixed return projects shall be calculated at the time of exit from the projects with reference to the internal rate of return of the projects. If the internal rate of return of a particular project is higher than 8%, the pre-determined rate of return as stipulated in the New Agreement, CLI shall be entitled to the performance-based bonus on the portion that exceeds such rate of return at the fee rate stipulated in the investment guidelines. The ranges of the internal rate of return and their respective corresponding performance-based bonus for non-fixed return projects are set out in the investment guidelines provided by the Company to CLI.

Real estate operation management service fee

The real estate operation management service fee for the well-developed real estate projects (the occupancy rate of which is not lower than 80%) shall be calculated by multiplying the earnings before interests, taxes, depreciation of fixed assets and amortization of intangible assets, long-term deferred assets and prepaid interests (“EBITDA”) derived from the relevant real estate project in a given year by the fee rate of 3%. The real estate operation management service fee for the new real estate projects (the occupancy rate of which is lower than 80%) shall be calculated as follows: (i) the real estate operation management service fee for the first three years shall be calculated by multiplying the estimated EBITDA derived from the relevant real estate project in the fourth year by the fee rate of 3%; and (ii) commencing from the fourth year, the real estate operation management service fee shall be calculated in the same manner as the well-developed real estate projects as mentioned above.

The investment management service fee and the real estate operation management service fee shall be paid by the Company to CLI on a quarterly basis. The amount of the floating management fee and the performance-based bonus shall be calculated and confirmed by both parties annually, and shall be paid by the Company to CLI upon confirmation. If the figure of the floating management fee is negative (which means a downward adjustment to the investment management service fee), then such amount shall be deducted from the investment management service fee payable by the Company to CLI.

Subscription of the related financial products

Pursuant to the New Agreement, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans. The Company will pay CLI the entrusted management fee (but will not separately pay the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee under the New Agreement) in respect of the subscription of the related financial products. The entrusted management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of financial products of a similar type and taking into account the market environment and the form of management. Both parties agree that the entrusted management fee rate payable by the Company in respect of any particular product shall not exceed 0.6%, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. The specific entrusted management fee rate and payment method will be specified in the contracts to be entered into between the parties in relation to the subscription of the related financial products.

Pursuant to the New Agreement, the contractual amount of the above related financial products subscribed for by the Company (including the entrusted management fee) for each of the three years ending 31 December 2021 will not exceed RMB100 billion or its equivalent in foreign currency. Such amount has been included in the contractual amount of the assets entrusted by the Company to CLI for investment and management for each of the three years ending 31 December 2021 as disclosed below.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements with insurance funds entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company at the request of the Company.

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

CAP AMOUNTS

Historical figures

For the three years ended 31 December 2017, the contractual amount of assets newly entrusted by the Company to CLI for investment and management, and the amount of the investment management service fee, floating management fee and performance-based bonus paid by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period	Amount of the Investment Management Service Fee, Floating Management Fee and Performance- based Bonus
	(RMB hundred million)	(RMB hundred million)
For the year ended 31 December 2015	457.40	1.67
For the year ended 31 December 2016	501.29	2.98
For the year ended 31 December 2017	1,122.67	3.96

Cap amounts

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period (Including the Amount for Subscription of the Related Financial Products)	Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee
	(RMB hundred million or its equivalent in foreign currency)	(RMB hundred million or its equivalent in foreign currency)
For the year ending 31 December 2019	2,000 (including the amount for the subscription of the related financial products: 1,000)	13.91
For the year ending 31 December 2020	2,000 (including the amount for the subscription of the related financial products: 1,000)	19.82
For the year ending 31 December 2021	2,000 (including the amount for the subscription of the related financial products: 1,000)	22.66

In determining the amount of assets entrusted for investment and management, the Company has taken into account the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2017, the investment plans provided by CLI for the years from 2019 to 2021, the expected increased investment amount of the Company during the term of the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In addition, the rate of return of traditional financial products has experienced a significant decline when compared to the rate a few years ago. Therefore, the Company needs to increase its overall investment returns and extend the duration of assets by expanding the size of its alternative investments. CLI is a professional alternative investment platform, and has recorded rapid development and significant investment results in recent years. As such, the Company expects that the size of the assets to be entrusted to CLI for investment and management during the term of the New Agreement will increase substantially when compared to the historical figures.

In determining the amount for the subscription of the related financial products, the Company has taken into account the investment plans provided by CLI for the years from 2019 to 2021, as well as the needs of the Company for allocation of its investment portfolio. CLI has obtained the qualifications for the businesses of infrastructure investment plans and asset-backed plans as approved by the CIRC in late 2015 and formed a professional investment team in the second half of 2016 to conduct the business of investment in financial products. As such, the Company intends to subscribe for the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance.

In determining the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, the Company has taken into account the above amount of assets entrusted for investment and management, the fee rates for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee as specified in the New Agreement, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the debt plans and alternative investment funds with underlying investments similar to those under the New Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business and increase its overall investment returns. Through investing in the alternative investment products, the Company can further broaden its investment portfolio, diversify its investment risk and capture investment opportunities with higher potential and returns.

The Directors are of the view that the Transactions are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Transactions are fair and reasonable. As Mr. Yang Mingsheng, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or CLI, they have abstained from voting on the Board resolution to approve the Transactions.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In relation to the investment and management services provided by CLI to the Company, given that the applicable percentage ratios in respect of the annual caps for the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are more than 0.1% but less than 5%, the transaction concerning the provision of the investment and management services by CLI to the Company is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. In relation to the subscription by the Company of the related financial products issued by CLI, given that the applicable percentage ratios in respect of the annual caps for the subscription amount payable by the Company to CLI are more than 5%, the transaction concerning the subscription by the Company of the related financial products issued by CLI is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

The Company will seek approval from the Independent Shareholders in respect of the Transactions at the forthcoming annual general meeting. A circular containing, among other things, the details of the New Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 18 May 2018.

In view of CLI’s interests in the Transactions, CLIC and its associates will abstain from voting at the annual general meeting to approve the Transactions.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3.7 billion. As at 31 December 2017, the total assets of CLI amounted to RMB20.8 billion, its total liabilities amounted to RMB6.5 billion, and its owners’ equity amounted to RMB14.3 billion. CLI completed its qualification registration of equity and real estate investment with the CIRC in March 2013 and its qualification registration of credit risk management with the CIRC in March 2014, thus satisfying the qualification requirements of the CIRC with respect to equity and real estate investment. CLI also completed its qualification registration of innovation for infrastructure investment plans with the CIRC in November 2015.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission, the predecessors of which are the China Banking Regulatory Commission and the China Insurance Regulatory Commission (the “CIRC”)

“CLI”	國壽投資控股有限公司(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“equity”	any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“Existing Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds entered into between the Company and CLI on 30 June 2017, which will expire on 31 December 2018

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to consider the Transactions, comprising all independent non-executive Directors, namely, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“PRC”	the People’s Republic of China, which for the purposes of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“quasi-securitization financial products”	any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, collective fund trust plans of trust companies, and special assets management plans of securities companies, the investment targets of which are equity and real estate

“real estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”	the authorities required by laws to supervise and manage insurance companies and the utilization of insurance funds, including but not limited to, the CBIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

“related financial products”	the real estate investment fund and equity investment fund, the underlying assets of which are non-financial securities assets such as equity and real estate, as well as any other financial products invested with insurance funds as permitted by the Regulatory Authorities recognized by both parties

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transactions”	the provision by CLI of the investment and management services with respect to the assets entrusted to it by the Company and the subscription by the Company of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance pursuant to the New Agreement

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 26 April 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie